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FEB 28 2022

Washington, DC

22006716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53276

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stinson Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

220 Sansome Street, Suite 1330
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lonnie Odom	415-981-3345	lodom@stinsonllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington Street, Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

2/24/09	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DMS

OATH OR AFFIRMATION

I, Lonnie Odom, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stinson Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached
~~Acknowledgement~~/Jurat

Signature: [signature]

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 15th (*Date*) day of February (*Month*), 2022 (*Year*) by
(1) Lonnie Odom
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

APRIL M. JOHNSON
Notary Public - California
San Francisco County
Commission # 2380962
My Comm. Expires Nov 13, 2025

Place Notary Seal Above

Signature ______
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Reports X-17A-5 Part III Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

Stinson Securities, LLC

Table of Contents

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Stinson Securities, LLC
Woodland Hills, CA

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stinson Securities, LLC, as of December 31, 2021, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stinson Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Stinson Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 11 through 16 has been subjected to audit procedures performed in conjunction with the audit of Stinson Securities, LLC's financial statements. The supplemental information is the responsibility of Stinson Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5.* In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Stinson Securities, LLC 's auditor since 2020.
Norwell, Massachusetts

February 14, 2022

STINSON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash	$	304,648
Accounts receivable		263
Right of use asset – operating lease		3,672
Prepaid expenses		4,515
Total assets	$	313,098

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	52,134
Accrued commissions		106,960
Income taxes payable		3,300
Lines of credit payable		21,785
Lease liability – operating lease		3,744
Total liabilities		187,923
Member's Equity		125,175
Total liabilities and member's equity	$	313,098

The accompanying notes are an integral part of these financial statements

STINSON SECURITIES, LLC

STATEMENT OF OPERATIONS

for the year ended December 31, 2021

Revenue	
Underwriting Fees	$ 846,227
PPP Loan Forgiveness	103,674
Interest and other income	331
Total Revenue	950,232
Expenses	
Commissions	582,157
Bad debt expense	184,031
Information Service Fees	27,000
Professional fees	24,787
Underwriting expenses	20,504
Communication and data processing	12,741
Interest expense	16,354
Clearing fees	36,429
Occupancy expense	44,064
Travel and entertainment	31,155
Operating expenses	40,266
Total Expenses	1,019,488
Net Loss	$ (69,256)

The accompanying notes are an integral part of these financial statements

STINSON SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

for the year ended December 31, 2021

	Common Stock	Preferred Stock	Preferred Stock, Class C	Retained Earnings	Total
Balance, December 31, 2020	S1	S155,000	$159,000	$ (249,998)	$64,003
Capital Contributions				147,000	147,000
Capital Distributions				(16,572)	(16,572)
Net Loss				(69,256)	(69,256)
Balance, December 31, 2021	S1	S155,000	$159,000	S (188,826)	$125,175

The accompanying notes are an integral part of these financial statements

STINSON SECURITIES, LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(69,256)
Change in operating assets and liabilities:		
Prepaid expenses		(2,520)
Accounts receivable		3,498
Amortization of Right of use asset – operating lease		42,870
Accounts payable and accrued liabilities		11,877
Gain on Extinguishment of Debt		(103,674)
Accrued commissions		105,080
Lease liability – operating lease		(43,590)
Income Taxes payable		2,500
Lines of credit payable		(949)
Net cash provided by operating activities		(54,164)
Cash flows from financing activities:		
Receipt of PPP loan		20,832
Contributions		147,000
Distributions		(16,572)
Net cash used in financing activities		151,260
Net increase in cash		97,096
Cash, beginning of year		207,552
Cash, end of year	$	304,648
Supplemental information:		
LLC fees paid	$	3,349

The accompanying notes are an integral part of these financial statements

Stinson Securities, LLC

Notes to the Financial Statements

December 31, 2021

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Stinson Securities, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization

The Company was formed as a California Limited Liability Company in July 19, 2001. The National Association of Securities Dealers, Inc. (NASD) approved the Company's application to provide broker-dealer services for the sale of corporate equity and debt securities, U.S. government and municipal securities, mutual funds and variable life insurance products. The Company has adopted a calendar year.

Description of Business

The Company, located in San Francisco, CA is a broker-dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(ii), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis." The Company participates in municipal and corporate debt securities underwriting, and brokers U.S. government municipal and corporate debt securities, and the sale of private placements of securities.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update "(ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

Effective January 1, 2020, The Company adopted the provision of Accounting Standards Update 2016-13, *Financial Instruments - Credit Losses (Topic 326)*, which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services. No interest or penalties are recorded on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of our receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. The adoption of the standard did not have a material impact on the Company's Financial Statements.

Included in the accompanying financial statements is a bad debt expense in the amount of $184,031. This bad debt resulted from the fraudulent conveyance of funds due to the Company by the Company's clearing firm to an unidentified recipient who had hacked the Company's email, corresponded with the clearing firm and its agent, successfully perpetrating the theft.

The resolution of this matter and the potential restitution to the Company is ongoing and the Company is pursuing all of its rights and remedies.

Revenue Recognition

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue- producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The Company underwrites municipal bond offerings by contracting to purchase and then sell offerings on a best effort basis. Commission revenues are recorded by the Company on the trade date reported by the clearing broker with whom it does business. The difference between the price paid and the issue price, the gross underwriting spread, is recognized as underwriting income on the trade date of the sale.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Stinson Securities, LLC, a limited liability company has elected to be taxed as a partnership. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members. Management believes there are no uncertain tax positions.

Concentrations

The Company has revenue concentrations; the company specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 14, 2022 which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had regulatory net capital of $120,397 which was $20,397 above the minimum requirement of $100,000.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii).

NOTE D – CAPITALIZATION AND DISTRIBUTION

The Company has three classes of members. Class B members have priority over Class A and Class C members with the respect to return of capital and distributions. Class B members are entitled to distributions of 1% of gross revenue for every $10,000 invested as capital. Class C members are entitled to a distribution of .5% for each $10,000 invested as capital. The Class A Members are entitled to the remaining profit or loss. A members' liability is equal to their respective capital contribution.

Under the Company's amended Operating Agreement, no Class C member is either required or permitted to make additional capital contributions.

NOTE E – RENT

The amount of rent for 2021 was $44,064.

NOTE F – LINES OF CREDIT

The balance of the line of credit at December 31, 2021 was $21,785 and the interest rate was 10%.

NOTE G – PPP LOAN

The Company received two loans from the U.S. Small Business Administration in the amount of $82,842 and $20,832 during the years ended December 31, 2020 and December 31, 2021, respectively under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. Both loans were forgiven in 2021 and are recorded as revenue on the statement of operations.

NOTE H – LEASES

In February 2016, the FASB issued ASU No. 2016-03, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. The Company adopted the standard in January 2019 and the financial statements reflect such adoption.

As of December 31, 2021, the operating lease right-of-use asset and lease liability are valued at $3,672 and $3,744, respectively.

NOTE I – OTHER COMMITMENTS AND CONTINGENCIES

The Company has a clearing agreement with its clearing broker-dealer which included an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2021, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE J – RISK AND UNCERTAINTIES

The global pandemic caused by Covid-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advise. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

Stinson Securities, LLC

SUPPLEMENTAL INFORMATION

STINSON SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2021

Net capital:	
Total member's equity	$ 125,175
Less: Non-allowable assets	
Accounts receivable	263
Prepaid expenses	4,515
Total non-allowable assets	4,778
Net Capital	**120,397**
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $184,252 or $100,000, whichever is greater	100,000
Excess Net capital	$ 20,397
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement	$ 397
Ratio: Aggregate indebtedness to net capital	1.56:1

The net capital computation agrees to the Focus Report filed for December 31, 2021

The accompanying notes are an integral part of these financial statements

Stinson Securities, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15C3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relation to Possession or Control
Requirements under the (k)(2)(ii) exemptive provision

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2) (ii) exemptive provision.

The accompanying notes are an integral part of these financial statements

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Stinson Securities, LLC
Woodland Hills, CA

We have reviewed management's statements, included in the accompanying Stinson Securities, LLC Exemption Report in which (1) Stinson Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stinson Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Stinson Securities, LLC, stated that Stinson Securities, LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2021, without exception. Stinson Securities, LLC management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
We have served as the Stinson Securities, LLC's auditor since 2020.
Norwell, Massachusetts

February 14, 2021

LMHS, P.C. - Certified Public Accountants and Advisors
80 Washington Street, Building 5
Norwell, MA 02061

February 14, 2022

Assertions Regarding Exemption Provisions

Stinson Securities LLC ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the Company hereby make the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3 Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the most recent fiscal year starting January 1, 2021 through December 31, 2021.

Stinson Securities, LLC

By: [signature]

Lonnie Odom, President

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Member of
Stinson Securities, LLC
Woodland Hills, CA

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Stinson Securities, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences,

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences,

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.
We have served as the Stinson Securities, LLC's auditor since 2020.
Norwell, Massachusetts

February 14, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended December 31, 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Stinson Securities LLC
220 Sansome Street, Suite 1330
San Francisco, CA 94104-2726
SEC File No: 8-53276
CRD No: 113004

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Helene Berson 415-203-3960

2. A.	General Assessment (item 2e from page 2)	$ 1,191
B.	Less payment made with SIPC-6 filed (exclude interest) 7/15/21 Date Paid	(455)
C.	Less prior overpayment applied	(49)
D.	Assessment balance due or (overpayment)	687
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 687

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ] ACH [ ]
Total (must be same as F above) $ 687

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stinson Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 9 day of February, 2022.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________
and ending ____________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 950,232
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	36,429
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
PPP Loan forgiveness (Deductions in excess of $100,000 require documentation)	103,674
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 16210	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ____	
Enter the greater of line (i) or (ii)	16,210
Total deductions	156,313
2d. SIPC Net Operating Revenues	$ 793,919
2e. General Assessment @ .0015	$ 1,191
	(to page 1, line 2.A.)